UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     000-16496

Constar, Inc. 401(k) Retirement Savings Plan

(Exact name of registrant as specified in its charter)

One Crown Way

Philadelphia, PA 19154-4599

(215) 552-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Constar, Inc. 401(k) Retirement Savings Plan (the “Plan”) and the

Constar International Inc. Common Stock, $0.01 par value per share, purchasable pursuant to the Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:     0*

*  The Constar International Inc. stock fund has been eliminated as an investment option under the Plan and therefore, the Plan interests thereunder are exempt from registration. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, including Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Constar, Inc. 401(k) Retirement Savings Plan

Date: August 31, 2009	By:	/s/ Walter S. Sobon
Walter S. Sobon
Member of 401(k) Retirement Savings Plan
Administrative Committee